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                            April 26, 2021

       Frank I. Igwealor
       Chairman and Chief Executive Officer
       GiveMePower Corporation
       370 Amapola Ave., Suite 200-A
       Torrance, CA 90501

                                                        Re: GiveMePower
Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 19,
2021
                                                            File No. 333-252208

       Dear Mr. Igwealor:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our April 16, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed April 19,
2021

       General

   1. We note your response to comment 1. Please update the narrative portion of the prospectus, including
your Management   s Discussion and Analysis of Financial
                                                        Condition and other
sections, as appropriate. We note that the updated financials have been prepared by a new
auditor. Please also update the Experts section of the prospectus and provide an auditor
consent.
 Frank I. Igwealor
FirstName   LastNameFrank
GiveMePower     Corporation I. Igwealor
Comapany
April       NameGiveMePower Corporation
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Frank I Igwealor